SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required).

For the fiscal year ended December 31, 2001

Or

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

For the transition period from ________________ to _________________

Commission File Number: 1-10160

UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

UNION PLANTERS CORPORATION

(Name of Issuer of Certain Securities Held Pursuant to the Plan)

6200 Poplar Ave

Memphis, Tennessee 38119

(901) 580-6000

REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 2001 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

23 Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

UNION PLANTERS CORPORATION 401(k)

RETIREMENT SAVINGS PLAN

Date: July 15, 2002

By: /s/ Emmett J. House Emmett J. House, a Co-Administrator of the Plan

By: /s/ M. Kirk Walters M. Kirk Walters, a Co-Administrator of the Plan

Union Planters Corporation

401(k) Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2001 and 2000

Page

Report of Independent Accountants 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4-10

Supplemental Schedule*

Schedule of Assets Held for Investment Purposes at December 31, 2001 11

Report of Independent Accountants

To the Participants and Administrative Committee

of the Union Planters Corporation 401(k)

Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pricewaterhouse Coopers LLP

July 15, 2002

	December 31,
	2001	2000
Assets
Investments, at fair value
Mutual funds	$ 150,784,750	$ 55,962,145
Short-term investments	-	23,049,364
Guaranteed investment contracts	-	5,685,218
Common trust funds	-	72,092,147
Common stock (unitized)	108,165,077	84,800,427
Notes receivable from participants	756,838	1,028,875

Total investments	259,706,665	242,618,176

Cash	-	868,128
Accrued interest and dividends receivable	-	235,443

Net assets available for benefits	$ 259,706,665	$ 243,721,747

	For the
	Years Ended
	December 31,
	2001	2000
Investment income
Interest and dividends	$ 5,237,080	$ 7,660,164
Net appreciation (depreciation) in the
fair value of investments (Note 4)	6,524,286	(23,153,945)

Net investment income (loss)	11,761,366	(15,493,781)

Contributions and rollovers
Employee contributions	19,945,177	20,034,596
Employer contributions	9,474,225	9,488,737
Rollovers of assets (Note 5)
Cash	-	665,195
Common stock of Union Planters Corporation	400,565	57,545

Total contributions and rollovers	29,819,967	30,246,073

Other receipts	296,866	790,510

Total additions	41,878,199	15,542,802

Disbursements
Payments to participants	(25,893,281)	(34,746,446)

Net assets available for benefits
Net increase (decrease)	15,984,918	(19,203,644)
Mergers of other plans (Note 2)	-	16,906,089
At beginning of year	243,721,747	246,019,302

At end of year	$ 259,706,665	$ 243,721,747

1. Plan Description

The following description of the Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters Bank, National Association, a wholly-owned subsidiary of the Corporation, in exchange for equivalent value interests in the common trust funds. In January 2000, the Administrative Committee of the Plan (the "Committee") elected to introduce two discretionary proprietary funds as investment options available to participants. These additional investment options were the Magna Growth and Income Fund and the Magna Intermediate Government Bond Fund, which in 2001 changed their names to the Leader Growth and Income Fund and the Leader Intermediate Government Bond Fund. Both funds were established in 1994 and are administered by the Trust Division of Union Planters Bank, National Association. In January 2001, the Committee approved four new investment options for participants which replaced the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund. These new options were the Leader Short-Term Bond Fund, the Leader Balanced Fund, the Federated International Equity A Fund and the MFS Institutional Mid Cap Growth A Fund.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Committee composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters Bank, National Association, as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

The Plan is available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

Contributions

In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $200,000 or Base Pay if Base Pay is greater than $200,000. The maximum contribution allowable by law was $11,000 and $10,500 for the years ended December 31, 2001 and 2000, respectively. The amount is typically increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows: 50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

The employee may also elect a rollover contribution, which is not matched by the Corporation. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 2001 or 2000.

Vesting

Plan participants are 100% vested in their contributions, including earnings through the most recent current valuation. Earnings become vested interests in the Plan daily. Any non-vested earnings in employer matches accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after three years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan.

As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 30 days of the qualifying event. Upon termination, participants become eligible for distribution within 30 days following the end of the month of such termination.

Participant Loans

The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member. In no case may a loan exceed 50% of the vested account balance, nor may any loan exceed $50,000. Loans typically bear interest at the Union Planters Bank, National Association consumer prime rate (floating) and must generally be repaid within five years. Repayments are normally made by regular payroll deduction.

Plan Termination

Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

Other

All necessary expenses of the Plan are generally paid by the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following eight investment options:

Leader Short-Term Bond Fund Option - The investment objective is to provide a reasonable level of current income consistent with preservation of capital. The fund will invest in investment grade bonds, which are rated at least Baa or BBB. The fund will normally maintain an average portfolio maturity of three or less years. Investments in this fund should be considered low risk.

Leader Balanced Fund Option - The investment objective of this fund is to maximize total return through a combination of growth and current income. The fund will invest approximately 50% of assets in common stocks with emphasis on long-term appreciation. The balance of the fund will be invested in high quality U.S. Government and Corporate bonds. Investments in this fund should be considered medium risk.

Federated International Equity A Fund Option - The objective of this fund is to maximize total return through the investment primarily in stock of companies outside the United States of America. Investments are in larger companies located in the world's established markets - particularly Europe, Japan and the Pacific Rim. The fund minimizes participation in the less stable emerging markets. Investments in this fund should be considered high risk.

MFS Institutional Mid Cap Growth A Fund Option - The objective of this fund is to invest primarily in stock of domestic aggressive small and mid capitalized companies. Investments are diversified across many industries with greatest participation in areas of expected growth such as technology. Investments in this fund should be considered high risk.

Leader Money Market Option - The objective of this fund is to invest in money market funds which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury Bills and short-term U.S. Treasury notes maturing in six months or less. Investments in this fund should be considered low risk.

Common Stock Option - The objective of this option is to invest solely in Union Planters Corporation common stock. Investments in this fund should be considered high risk.

Leader Growth and Income Option - The objective of this fund is to invest in high quality common stocks and securities convertible into common stock across various industries and economic sectors and seek to control market risk while providing the opportunity for long-term growth. Investments in this fund should be considered high risk.

Leader Intermediate Bond Option - The objective of this fund is to invest primarily in U.S. Government securities, including U.S. Government agencies. The balance of this fund is invested in very high-quality corporate bonds. Investments in this fund should be considered low risk.

If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Leader Balanced Fund Option.

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions. Actual results could differ from these estimates.

Basis of Presentation
	Merger	Net Assets
Plan Name	Date	at Merger Date

Merchants Bancshares, Inc. Employee Savings Plan	July 1, 2000	$ 3,006,705
Republic National Bank of Miami 401(k) Plan	July 1, 2000	1,138,433
Capital Bancorp 401(k) Plan	July 1, 2000	12,572,692

		$ 16,717,830

During the year ended December 31, 2000 various plans of the Corporation's subsidiaries were merged with the Plan as follows:

In addition to the above plan mergers, a residual transfer of $188,259 was received from the First State Bank, Inc. Employee Stock Ownership Plan during 2000. There were no mergers into the Plan during 2001.

Investments

Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in mutual funds represents the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method, whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Distributions Payable

In accordance with GAAP, benefit payments payable to participants totaling $526,251 and $2,469,840 at December 31, 2001 and 2000, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

Beginning with the Plan year ended December 31, 1994, the option to defer payment of benefits was offered to terminating participants. The following summarizes, by fund, the amount of deferred benefits allocated to participants but not yet distributed at December 31, 2001 and 2000:
	December 31,
Fund Information	2001	2000

Money Market	$ 1,500,494	$ 287,829
Growth	425,649	-
Balanced	4,476,623	1,000,433
Equity	785,824	1,226,943
Growth & Income	3,959,450	359,958
Bond	520,187	11,771
Common Stock	8,351,259	1,366
Fixed Income	-	140,476

	$ 20,019,486	$ 3,028,776

3. Investments Representing 5% or More of Net Assets Available for Benefits

The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 2001:

Units/

Name of Investment Par Value Cost Fair Value

Common Stock

Union Planters Corporation Common

Stock (unitized) 2,341,799 $ 86,093,234 $108,165,077

Mutual Funds

Leader Growth and Income Fund 1,928,585 55,933,478 49,121,066

Leader Balanced Fund 4,741,502 46,653,974 44,902,022

Leader Money Market Fund 21,586,270 21,586,270 21,586,270

4. Net Appreciation (Depreciation) in the Fair Value of Investments

The net appreciation (depreciation) in the fair value of investments is summarized as follows:
	For the Years Ended
	December 31,
	2001		2000

Common stock	$ 22,071,843	$ (10,285,084)
Other investments	(15,547,557)	(12,868,861)

Net change in realized/unrealized appreciation
(depreciation) in the fair value of investments	$ 6,524,286	$ (23,153,945)

5. Rollovers of Assets

During the years ended December 31, 2001 and 2000, the Plan received rollovers of account balances from various participants in other retirement and benefit plans totaling $400,565 and $722,740, respectively.

6. Related Party Transactions

The Plan held common stock of the Corporation. Additionally the following funds were operated by the Corporation: the Leader Short-Term Bond Fund, the Leader Balanced Fund, the Leader Money Market, the Leader Growth and Income Fund and the Leader Intermediate Bond Fund.

7. Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") dated August 6, 2000 regarding the amendments to the Plan relative to qualification under Section 401(k) and the Tax Reform Act of 1986. See additional discussion below in Note 8.

8. Subsequent Events

On January 1, 2002, the Union Planters Corporation Employee Stock Ownership Plan (the "ESOP") merged into the 401(k) Plan. As of January 1, 2002, the ESOP had total assets of $72.1 million, including $72.1 million in Union Planters Corporation common stock (1,598,239 common shares). In addition to the ESOP merger the 401(k) Plan was enhanced with the following provisions: an applicable employee shall enter the 401(k) Plan on the first day of the month after completing 90 days of employment with the Corporation; the employer matching contribution shall be 100% of a participant's salary reduction contributions, up to 6% of the participant's compensation; 50% of all matching contributions credited to a participant's account on or after January 1, 2002 shall be initially invested in the Corporation's Common Stock and shall not be subject to participant investment direction for the remainder of the Plan year for which the matching contribution is allocated; effective the first day of the Plan year following the Plan year for which such matching contribution is allocated to the participant's account, the participant may transfer the matching contribution into any other available investment funds in accordance with the terms of the Plan. The vesting schedule under the 401(k) portion shall apply to the ESOP account balances.

An updated determination letter was requested from the IRS in the first quarter of 2002.
	Units/		Fair
Name of Investment	Par Value	Cost	Value

Common Stock

* Union Planters Corporation Common Stock (unitized)	2,341,799	$ 86,093,234	$ 108,165,077

Mutual funds

MFS Institutional Mid Cap Growth A Fund	951,918	12,658,986	10,433,019
Federated International Equity A Fund	731,424	15,475,768	11,015,243
* Leader Short-Term Bond Fund	957,434	9,579,482	9,612,640
* Leader Balanced Fund	4,741,502	46,653,974	44,902,022
* Leader Intermediate Bond Fund	324,231	4,051,251	4,114,490
* Leader Growth and Income Fund	1,928,585	55,933,479	49,121,066
* Leader Money Market	21,586,270	21,586,270	21,586,270

Total mutual funds		165,939,210	150,784,750

Notes Receivable from Participants

* Notes receivable from participants, secured by
vested interests in plan assets, interest at 7.5% to
10.5% (Union Planters Bank, National Association
floating consumer prime rate), with original
maturities of one to seven years		756,838	756,838

Total investments		$ 252,789,282	$ 259,706,665

* Represents an investment with a party-in-interest.